STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-12697 CUSIP NUMBER: 055639108

(Check One): [   ] Form 10-K [  ] Form 20-F [  ] Form 11-K  [X ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:  June 30, 2015

[ ]Transition Report on Form 10-K	[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F	[ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

For the Transition Period Ended:  __________________________

           Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  __________________________

PART I - REGISTRANT INFORMATION

Full name of Registrant BPZ Resources, Inc.

Former Name if Applicable ______________________________________________

Address of Principal Executive Office (Street and Number)  10497 Town and Country Way, Suite 700

City, State and Zip Code  Houston, Texas 77024

PART II - RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

BPZ Resources, Inc. (the "Company") has determined that it is impracticable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the "Form 10-Q") by the August 10, 2015 due date or within the five calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

As previously reported, on March 9, 2015, the Company filed a voluntary petition with the United States Bankruptcy Court in the Southern District of Texas (the “Bankruptcy Court”) under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the proceeding In re BPZ Resources, Inc., Case No. 15-60016 (the “Bankruptcy Case”). Additional information regarding the Bankruptcy Case can be found at www.bpzenergy.com and www.kccllc.net/bpz.

On June 12, 2015 the Bankruptcy Court approved the Company’s motion to, among other things, approve the sale of substantially all of the Company’s assets. Accordingly, on July 8, 2015, as previously disclosed, following a bid and auction process, the Bankruptcy Court entered an order (the “Order”), with respect to, among other matters, the following:

(i) approval of the Purchase and Sale Agreement (the “Purchase and Sale Agreement”) between the Company and Zedd Energy Holdco Ltd., a Cayman Islands exempted limited company, as purchaser (“Zedd”);

(ii) approval of the Purchase and Sale Agreement (the “Spin-Off Contract”) by and between Zorritos Peru Holdings Inc. (“Zorritos”);

(iii) authorization of the sale of the Company’s assets as contemplated by the Purchase Agreement and Spin-Off Contract free and clear of any claims, liens, interests and encumbrances; and

(iv) authorization of the Company to take any action necessary to consummate the transactions contemplated by the Purchase Agreement and the Spin-Off Contract.

As previously reported, on July 30, 2015, the Company completed the transactions contemplated by the Spin-Off Contract and on July 31, 2015, the Company completed the transactions contemplated by the Purchase Agreement.

As of the closing of the Spin-Off Contract and the Purchase Agreement, the Company has no further business operations (other than activities consistent with the winding up of its affairs). As previously reported, the Company plans to file a Plan of Liquidation under Chapter 11 on or before the Bankruptcy Court deadline, which has been extended to September 8, 2015.

The Company anticipates that the net proceeds from the sales under the Spin-Off Contract and the Purchase Agreement will be used to pay the administrative claims of the bankruptcy estate and claims of the Company’s creditors, and expects that no assets will be available for distribution to shareholders.

Ongoing Reporting to Shareholders

The Company is suspending the filing of its regular SEC periodic reports on Forms 10-Q and 10-K given the Company has ceased to have an operating business based on the facts described above, and the likelihood that shareholders will receive no value for their shares. The Bankruptcy Case created obligations to file monthly operating reports with the Bankruptcy Court and the Company has used its limited financial and human resources to complete such filings. The Company will continue filing Forms 8-K with respect to such monthly operating reports and material developments concerning the Company until it has disposed of all remaining assets and is dissolved, as expected under state law.

As a result, the Company does not have the resources to and will not file its Quarterly Report on Form 10-Q for the second quarter of 2015 by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

                                  J. Durkin Ledgard                                                        713-239-1154

                                         (Name)                                                                (Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[ X ] Yes     [   ] No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ X ] Yes     [   ] No

           If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company anticipates, based on the information currently available to it, that results of operations for the quarter ended June 30, 2015 will be significantly different from those for the quarter ended June 30, 2014, due to significant financial deterioration in the business over the past year and in particular, its bankruptcy proceedings described above. Given the Company’s limited financial and human resources, the Company cannot at this time estimate what significant changes would be reflected in its results of operations for such period compared to prior periods. The Company notes that its results of operations for the second quarter of 2014 were prepared on the basis of the assumption that the Company and its consolidated subsidiary would continue to operate as a going concern, which was not the case as of June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BPZ RESOURCES, INC.
(Registrant)

Dated: August 11, 2015	By:	/s/ J. Durkin Ledgard
	Name:	J. Durkin Ledgard
	Title:	Chief Legal, Administrative and Commercial Officer